Gulf Resources, Inc.
99 Wenchang Road
Chenming Industrial Park
Haoyuan Chemical Company Limited,
Shouguang City, Shandong, China 262714

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Gulf Resources, Inc.
Request for Withdrawal of Registration Statement on Form S-3 (File No.: 333-168389)

Ladies and Gentlemen:

Gulf Resources, Inc. (the "Company") hereby requests the immediate withdrawal of its Registration Statement on Form S-3 (File No. 333-168389), with all exhibits thereto, filed with the Securities and Exchange Commission on July 29, 2010, (the "Registration Statement"), pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended.

In light of the fact that as of the date of filing, the Company was not eligible to file a Registration Statement on Form S-3, it has accordingly determined to withdraw the Registration Statement.

As the filing has not been declared effective, none of the shares which were to be registered in the above-referenced filing have been sold and/or distributed.

Should you have any questions regarding the above, or require further information, please do not hesitate to contact the undersigned. You may also contact the Company's counsel, Mitch Nussbaum, at Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154, telephone number (212) 4074159.

Pursuant to the requirements of the Securities Act of 1933, the Company has duly caused this Request for Withdrawal to be signed on its behalf by the undersigned.

Date: August 3, 2010

By:

/s/ Xiaobin Liu
Xiaobin Liu
Chief Executive Officer